July 16, 2018

Richard Mills
Chief Executive Officer
Creative Realities, Inc.
13100 Magisterial Drive, Suite 100
Louisville, KY 40223

       Re: Creative Realities, Inc.
           Registration Statement on Form S-1
           Filed June 25, 2018
           File No. 333-225876

Dear Mr. Mills:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

Security Ownership of Certain Beneficial Owners and Management, page 39

1. Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the shares beneficially owned by
       Slipstream Funding, LLC, Slipstream Communications, LLC and Horton Capital Partners
       Fund, L.P., or tell us why you do not believe this disclosure is required. See Item 507 of
       Regulation S-K. For additional guidance, refer to Question 140.02 of Regulation S-K
       Compliance and Disclosure Interpretations.
 Richard Mills
Creative Realities, Inc.
July 16, 2018
Page 2
General

2. Please disclose your related party transactions pursuant to Item 404 of Regulation S-K. In this regard, you state on page 8 that you have a "significant related party customer."
       We also note that your principal shareholder is affiliated with David Bell, a director of the company.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Michael Foland, Attorney-Advisor, at (202) 551-6711 or Jan Woo,
Legal Branch Chief, at (202) 551-3453 with any other questions.



FirstName LastNameRichard Mills                              Division of
Corporation Finance
                                                             Office of
Information Technologies
Comapany NameCreative Realities, Inc.
                                                             and Services
July 16, 2018 Page 2
cc:       Paul Chestovich
FirstName LastName